Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2016 Financial Results

BEIJING, China, February 22, 2017—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•                  Net revenues increased 43% year over year to $212.7 million, exceeding the Company’s guidance between $205 million and $210 million.

•                  Advertising and marketing revenue increased 45% year over year to $187.9 million.

•                  Weibo Value-Added Services (“VAS”) revenue increased 28% year over year to $24.9 million.

•                  Net income attributable to Weibo increased 125% year over year to $43.0 million, and diluted net income per share was $0.19, compared to $0.09 for the same period last year.

•                  Non-GAAP net income attributable to Weibo increased 134% year over year to $77.0 million, and non-GAAP diluted net income per share was $0.34, compared to $0.15 for the same period last year.

•                  Adjusted EBITDA increased 111% year over year to $78.2 million.

•                  Monthly active users (“MAUs”) in December 2016 grew 33% year over year to 313 million, 90% of which were mobile users. Average daily active users (“DAUs”) in December 2016 grew 30% year over year to 139 million.

Fiscal Year 2016 Highlights

•                  Net revenues increased 37% year over year to $655.8 million.

•                  Advertising and marketing revenue increased 42% year over year to $571.0 million.

•                  Weibo VAS revenue increased 12% year over year to $84.8 million.

•                  Net income attributable to Weibo increased 211% year over year to $108.0 million, and diluted net income per share was $0.48, compared to $0.16 for the same period last year.

•                  Non-GAAP net income attributable to Weibo increased 167% year over year to $183.5 million, and non-GAAP diluted net income per share was $0.82, compared to $0.32 for the same period last year.

•                  Adjusted EBITDA increased 126% year over year to $193.7 million.

“Our growth in the fourth quarter was exceptional, with ad revenue from key accounts and SMEs doubling year over year. Weibo’s user scale, breadth of ad offering and leadership as a social media platform in China put us in a unique position to take advantage of the marketing budget shift toward mobile, social and video.” said Gaofei Wang, Weibo’s CEO. “Our focus to grow scale in users, content creators, customers on our platform is translating into significant operating leverage.”

Fourth Quarter 2016 Financial Results

For the fourth quarter of 2016, Weibo reported net revenues of $212.7 million, compared to $149.0 million for the same period last year. Advertising and marketing revenue totaled $187.9 million, compared to $129.5 million for the same period last year. Advertising and marketing revenue from key accounts and small & medium-sized enterprises (SMEs) was $163.2 million, compared to $81.3 million for the same period last year. Revenue from Alibaba was $24.7 million, compared to $48.2 million for the same period last year. Weibo VAS revenue totaled $24.9 million, compared to $19.5 million for the same period last year.

Costs and expenses for the fourth quarter of 2016 totaled $149.1 million, compared to $123.2 million for the same period last year. Non-GAAP costs and expenses were $139.2 million, compared to $116.3 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in marketing expenses, value added taxes and commission-based salaries, with the latter two increases primarily resulting from higher revenues.

Income from operations for the fourth quarter of 2016 was $63.7 million, compared to $25.8 million for the same period last year. Non-GAAP income from operations was $73.5 million, compared to $32.8 million for the same period last year.

Non-operating loss for the fourth quarter of 2016 was $21.3 million, which included investment impairment of $24.2 million. Non-operating loss for the same period last year was $5.8 million.

Net income attributable to Weibo for the fourth quarter of 2016 was $43.0 million, or diluted net income per share of $0.19, compared to $19.1 million for the same period last year, or diluted net income per share of $0.09. Non-GAAP net income attributable to Weibo for the fourth quarter of 2016 was $77.0 million, or diluted net income per share of $0.34, compared to $32.9 million for the same period last year, or diluted net income per share of $0.15.

As of December 31, 2016, Weibo’s cash, cash equivalents and short-term investments totaled $396.0 million. For the fourth quarter of 2016, cash provided by operating activities was $82.3 million, capital expenditures totaled $6.5 million, and depreciation and amortization expenses amounted to $3.5 million.

Fiscal 2016 Financial Results

For 2016, Weibo reported net revenues of $655.8 million, compared to $477.9 million in 2015. Advertising and marketing revenue totaled $571.0 million, compared to $402.4 million in 2015. Advertising and marketing revenue from key accounts and SMEs was $513.1 million, compared to $258.8 million for 2015. Revenue from Alibaba was $57.9 million, compared to $143.7 million for 2015. Weibo VAS revenue totaled $84.8 million, compared to $75.5 million for 2015.

Costs and expenses for fiscal 2016 totaled $514.8 million, compared to $440.4 million for 2015. Non-GAAP costs and expenses were $477.2 million, compared to $412.5 million for 2015. The increase in non-GAAP costs and expenses was primarily due to an increase in marketing expenses, bad debt expenses, value added taxes and commission-based salaries, with the latter three primarily resulting from higher revenues.

Income from operations for fiscal 2016 was $141.0 million, compared to $37.5 million for 2015. Non-GAAP income from operations was $178.6 million, compared to $65.4 million for 2015.

Non-operating loss for fiscal 2016 was $31.0 million, which included investment related impairment of $40.2 million. Non-operating loss for 2015 was $0.7 million.

Net income attributable to Weibo for fiscal 2016 was $108.0 million, or diluted net income per share of $0.48, compared to $34.7 million for 2015, or diluted net income per share of $0.16. Non-GAAP net income attributable to Weibo for fiscal 2016 was $183.5 million, or diluted net income per share of $0.82, compared to $68.8 million for 2015, or diluted net income per share of $0.32.

Business Outlook

For the first quarter of 2017, Weibo estimates that its net revenues to be between $185 million and $190 million, which assumes a RMB to US dollar average exchange rate of 6.9448. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, and dividend income, loss attributable to non-controlling interest, and provision for income tax related to the amortization of intangible assets (Other non-GAAP to GAAP reconciling items have no tax effect). Adjusted EBITDA excludes interest income, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 8 PM – 9 PM Eastern Time on February 22, 2017 (or 9 AM — 10 AM Beijing Time on February 23, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  71928899

A replay of the conference call will be available through midnight, Eastern Time on March 1, 2017. The dial-in number is +61 2-8199-0299. The passcode for the replay is 71928899.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 28, 2016 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2016	2015	2016	2016	2015

Net revenues:
Advertising and marketing	$187,870	$129,527	$156,693	$570,982	$402,415
Weibo VAS	24,878	19,498	20,184	84,818	75,476
Total net revenues	212,748	149,025	176,877	655,800	477,891

Costs and expenses:
Cost of revenues (a)	49,454	42,105	44,494	171,231	141,960
Sales and marketing (a)	48,006	36,253	38,070	148,283	126,059
Product development (a)	39,869	36,614	39,674	154,088	143,444
General and administrative (a)	11,762	8,265	11,718	41,218	28,925
Total costs and expenses	149,091	123,237	133,956	514,820	440,388
Income from operations	63,657	25,788	42,921	140,980	37,503

Non-operating loss:
Gain on sale of and impairment on investments, net	(24,232)	(7,207)	(11,087)	(39,627)	(7,061)
Interest and other income, net	2,885	1,443	1,911	8,627	6,338
	(21,347)	(5,764)	(9,176)	(31,000)	(723)

Income before income tax expenses	42,310	20,024	33,745	109,980	36,780
Income tax expenses	(55)	(1,152)	(1,917)	(4,316)	(2,591)
Net income	42,255	18,872	31,828	105,664	34,189

Less: Net loss attributable to noncontrolling interest	(715)	(250)	(274)	(2,363)	(556)

Net income attributable to Weibo	$42,970	$19,122	$32,102	$108,027	$34,745

Basic net income per share attributable to Weibo	$0.20	$0.09	$0.15	$0.50	$0.17
Diluted net income per share attributable to Weibo	$0.19	$0.09	$0.14	$0.48	$0.16

Shares used in computing basic net income per share attributable to Weibo	217,464	210,764	215,671	214,745	208,163
Shares used in computing diluted net income per share attributable to Weibo	224,359	219,464	223,861	222,859	217,918

(a) Stock-based compensation in each category:

Cost of revenues	$801	$275	$764	2,616	$1,196
Sales and marketing	1,655	856	1,784	5,357	3,209
Product development	3,716	2,473	5,304	15,076	10,210
General and administrative	3,547	3,006	3,536	13,853	11,784

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$364,766	$237,440
Short-term investments	31,188	98,439
Accounts receivable, net	116,075	120,230
Prepaid expenses and other current assets	66,664	42,295
Amount due from SINA	18,544	—
Current assets subtotal	597,237	498,404

Property and equipment, net	22,816	22,850
Goodwill and intangible assets, net	11,366	13,083
Investments	399,933	294,679
Other assets	5,592	10,173
Total assets	$1,036,944	$839,189

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable *	$48,997	$40,456
Accrued liabilities *	180,142	117,040
Deferred revenues	48,964	39,091
Amount due to SINA	—	12,188
Current liabilities subtotal	278,103	208,775

Long-term liability	1,483	2,385
Total liabilities	279,586	211,160

Shareholders’ equity :
Weibo shareholders’ equity	753,225	620,672
Non-controlling interest	4,133	7,357
Total shareholders’ equity	757,358	628,029

Total liabilities and shareholders’ equity	$1,036,944	$839,189

* Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	December 31, 2016				December 31, 2015				September 30, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$187,870			$187,870	$129,527			$129,527	$156,693			$156,693
Weibo VAS	24,878			24,878	19,498			19,498	20,184			20,184
Net revenues	$212,748			$212,748	$149,025			$149,025	$176,877			$176,877

		(9,719	)(a)			(6,610	)(a)			(11,388	)(a)
		(154	)(b)			(359	)(b)			(160	)(b)
Total costs and expenses	$149,091	$(9,873)		$139,218	$123,237	$(6,969)		$116,268	$133,956	$(11,548)		$122,408

		9,719	(a)			6,610	(a)			11,388	(a)
		154	(b)			359	(b)			160	(b)
Income from operations	$63,657	$9,873		$73,530	$25,788	$6,969		$32,757	$42,921	$11,548		$54,469

		9,719	(a)			6,610	(a)			11,388	(a)
		154	(b)			359	(b)			160	(b)
		24,232	(c)			7,207	(c)			11,087	(c)
		(72	)(d)			(267	)(d)			(101	)(d)
		(39	)(e)			(90	)(e)			(40	)(e)
Net income attributable to Weibo	$42,970	$33,994		$76,964	$19,122	$13,819		$32,941	$32,102	$22,494		$54,596
Diluted net income per share attributable to Weibo	$0.19			$0.34	$0.09			$0.15	$0.14			$0.24

Shares used in computing diluted net income per share attributable to Weibo	224,359			224,359	219,464			219,464	223,861			223,861

Adjusted EBITDA:

Non-GAAP net income	$76,964	$32,941	$54,596
Interest income	(2,158)	(1,152)	(2,201)
Income tax expenses	94	1,242	1,957
Depreciation expenses	3,338	4,006	3,312
Adjusted EBITDA	$78,238	$37,037	$57,664

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Twelve months ended
	December 31, 2016				December 31, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$570,982			$570,982	$402,415			$402,415
Weibo VAS	84,818			84,818	75,476			75,476
Net revenues	$655,800			$655,800	$477,891			$477,891

		(36,902	)(a)			(26,399	)(a)
		(716	)(b)			(1,467	)(b)
Total costs and expenses	$514,820	$(37,618)		$477,202	$440,388	$(27,866)		$412,522

		36,902	(a)			26,399	(a)
		716	(b)			1,467	(b)
Income from operations	$140,980	$37,618		$178,598	$37,503	$27,866		$65,369

		36,902	(a)			26,399	(a)
		716	(b)			1,467	(b)
		39,627	(c)			7,061	(c)
		(1,630	)(d)			(520	)(d)
		(179	)(e)			(366	)(e)
Net income attributable to Weibo	$108,027	$75,436		$183,463	$34,745	$34,041		$68,786

Diluted net income per share attributable to Weibo	$0.48			$0.82	$0.16			$0.32

Shares used in computing diluted net income per share attributable to Weibo	222,859			222,859	217,918			217,918

Adjusted EBITDA:

Non-GAAP net income				$183,463				$68,786
Interest income				(7,552)				(5,528)
Income tax expenses				4,495				2,958
Depreciation expenses				13,266				19,482
Adjusted EBITDA				$193,672				$85,698

(a)  To exclude stock-based compensation.

(b)  To exclude amortization of intangible assets.

(c)  To exclude net gain on the sale of investments and impairment on investments, and dividend income.

(d)  To exclude loss attributable to non-controlling interests.

(e)  To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.

For impairment on investments, full valuation allowances were made as the Company does not expect to realize the benefit in the foreseeable future.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2016	2015	2016	2016	2015

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$163,187	$81,323	$147,437	$513,074	$258,765
Alibaba	24,683	48,204	9,256	57,908	143,650
Subtotal	187,870	129,527	156,693	570,982	402,415

Weibo VAS	24,878	19,498	20,184	84,818	75,476
	$212,748	$149,025	$176,877	$655,800	$477,891